Filed by Owens Mortgage Investment Fund
and Owens Realty Mortgage, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and, as applicable, deemed filed
pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company:  Owens Realty Mortgage, Inc.
Registration Statement File No. 333-184392

Owens Mortgage Investment Fund,
a California Limited Partnership

2221 Olympic Boulevard
Walnut Creek, California 94595

February 19, 2013

Dear Owens Mortgage Investment Fund Limited Partner:

As described in the proxy statement/prospectus previously delivered to you, the Board of Directors of Owens Financial Group, Inc., as the general partner of Owens Mortgage Investment Fund, has approved a plan to restructure Owens Mortgage Investment Fund’s business operations to enable it to elect to be treated as a real estate investment trust, or REIT, for U.S. federal income tax purposes.  In this letter, we refer to the merger of Owens Mortgage Investment Fund with and into Owens Realty Mortgage, Inc., as the REIT conversion.  The REIT conversion will implement the restructuring and the related transactions allowing the new company to elect REIT status.  In the REIT conversion, each Limited Partner will receive common stock of Owens Realty Mortgage, Inc. (the “Common Stock”) in exchange for their Owens Mortgage Investment Fund limited partner units (the “LP Units”).

The purpose of this letter is to highlight and clarify certain issues raised by the proposed REIT conversion, the related proxy statement/prospectus, and concerns we understand have been raised by certain Limited Partners.

We appreciate your consideration of the REIT conversion and encourage you to submit your proxy “FOR” the matters presented in the proxy statement/prospectus.

Management Experience and Goals to Grow Returns

Owens Financial Group has been in the commercial lending business since 1951 and its management team has over 100 years of collective commercial lending experience.  Until the financial crisis beginning in 2009, Owens Mortgage Investment Fund delivered consistent returns to its Limited Partners.  We, as the management of Owens Mortgage Investment Fund, have fought hard to preserve the value of the Owens Mortgage Investment Fund Limited Partners’ investments, including causing Owens Financial Group not to take its full management fee for the majority of Owens Mortgage

Investment Fund’s existence in order to increase Limited Partner return.  We believe in the strength of Owens Mortgage Investment Fund’s business and that significant opportunities exist to leverage Owens Mortgage Investment Fund’s unique knowledge, experience and market reputation.  We believe that the Western United States, a region in which most of Owens Mortgage Investment Fund’s commercial lending practices take place, presents a tremendous opportunity to provide commercial loans that will generate above market returns on a risk-advantaged basis in the coming years.  After a careful evaluation of our options and based on our professional judgment and duties to you, as our Limited Partners, we have determined that the REIT conversion is in the best interests of Owens Mortgage Investment Fund and our Limited Partners. Since the shares of Common Stock of Owens Realty Mortgage will be listed on the NYSE MKT, LLC (the “NYSE MKT”), or on another national securities exchange, the REIT conversion will not only provide opportunities for those seeking immediate liquidity, but also those seeking long-term investment gains.

Resume Lending and Increase Liquidity

        As discussed in the proxy statement/prospectus, the provisions in the Partnership Agreement currently restrict Owens Mortgage Investment Fund’s ability to make additional investments in mortgage loans, and thereby generate interest income.  Following the REIT conversion these restrictions will no longer be applicable.  As a result, we expect the REIT conversion to provide an opportunity for Owens Realty Mortgage (as successor to Owens Mortgage Investment Fund) to resume commercial mortgage lending activities with the goal of providing increasing monthly income and distributions.

Additionally, a goal of the REIT conversion is to provide increased liquidity for you, our Limited Partners.  Since there is currently no trading market for LP Units, Limited Partners seeking liquidity currently have to rely on the redemption rights provided in the Owens Mortgage Investment Fund Limited Partnership Agreement.  Unfortunately, OMIF has been unable to honor any redemption requests since 2008.  The REIT conversion is expected to provide liquidity opportunities for Limited Partners by listing shares of Owens Realty Mortgage Common Stock on the NYSE MKT, or on another national securities exchange, at the time of the conversion.

Maintaining Current Operating Structure

        We also considered maintaining the current operating structure of Owens Mortgage Investment Fund as an alternative to the REIT conversion.  As discussed above and in the proxy statement/prospectus, maintaining the current structure provides only limited liquidity opportunities.  In addition this may reduce new investments in commercial mortgage lending activities necessary to increase monthly income and distributions .  Further this may reduce the funds available for capital improvements we believe are necessary to maximize the value of Owens Mortgage Investment Fund’s existing real estate assets.  After carefully evaluating and considering maintaining the current operating structure, we have determined that the REIT conversion is fair to, and in the best interest of, Owens Mortgage Investment Fund and the Limited Partners.

Liquidation of OMIF

       We considered liquidating Owens Mortgage Investment Fund as an alternative to the REIT conversion.  However, based on our market expertise, research, and a third party valuation, we ultimately concluded that liquidation could result in a material loss of value to you, as our Limited Partners.  As set forth in the proxy statement/prospectus, Owens Mortgage Investment Fund engaged an independent valuation firm, ValuCorp International, Inc., to prepare an analysis of the value of an LP Unit in a liquidation scenario. In the opinion of ValuCorp, the maximum value obtainable under a liquidation scenario was $0.49964 per LP Unit and the actual value could be substantially lower under certain circumstances.  Moreover, liquidation does not provide flexibility to Limited Partners who may wish to retain their LP Units since it forces all Limited Partners to surrender their LP Units. As a result, no Limited Partners would have the option to participate in the potential growth in the value of the portfolio going forward.

Stock Price and Growth Potential

Certain of our Limited Partners have expressed concern regarding the potential downward pressure on the price of the Owens Realty Mortgage Common Stock after the REIT conversion.  We acknowledge that sales of a substantial number of shares of the Common Stock after the REIT conversion could occur and such sales could adversely affect the market price for the Common Stock.  Nevertheless, we have carefully considered the short- and long-term effects of the REIT conversion, including evaluating OMIF’s historical performance and industry reputation, and consulting with broker-dealers who make markets in REIT shares.  Based on these evaluations and consultations, we have concluded that any near-term drop in the price of the Common Stock will likely revert over time to conform to the industry norms as we resume our business activities.

Loss of Value Resulting from Hostile Takeover

       We understand that certain Limited Partners have expressed concern regarding the possibility of a hostile takeover following the REIT conversion in light of the potential for downward pressure on the Common Stock.  We are not aware of any successful hostile takeover of a Maryland corporate REIT (which Owens Realty Mortgage will be following the REIT conversion).  As discussed in the proxy statement/prospectus, Owens Realty Mortgage’s charter generally prohibits a person from acquiring more than 9.8 percent of Owens Realty Mortgage’s stock.  In addition, Owens Realty Mortgage can avail itself of an array of takeover defenses as described in the proxy statement/prospectus.  These defenses include the Maryland Business Combination Act.  Unless exempted by our Board, the Maryland Business Combination Act generally prohibits certain business combinations between a Maryland corporation and an interested stockholder for five years, and thereafter requires two supermajority stockholder votes to approve any such combination.  The Maryland statute also permits Owens Realty Mortgage’s Board of Directors to take certain defensive actions when confronted with an attempted hostile takeover.  For a detailed discussion of the takeover defense please refer to pages 131 to 135 of the proxy statement/prospectus.

Post-Conversion Distributions

        In addition, certain Limited Partners have questioned whether Owens Realty Mortgage will make distributions following the REIT conversion.  In this regard, please note that in order to maintain our qualification as a REIT under the U.S. Internal Revenue Code, Owens Realty Mortgage will be required to distribute at least 90% of its REIT taxable income for each year (determined without regard to the dividends paid deduction and by excluding net capital gain).  We currently intend, to the extent practicable, to distribute substantially all of Owens Realty Mortgage’s REIT taxable income and net capital gain each year, consistent with Owens Mortgage Investment Fund’s practice of distributing all of its net income available for distribution.  We may distribute an amount in excess of Owens Realty Mortgage’s REIT taxable income and net capital gain.  We anticipate that distributions will be paid monthly and generally from net cash available for distribution.  However, the actual amount and timing of the distributions will be determined and authorized by the Board of Directors of Owens Realty Mortgage, and will depend on Owens Realty Mortgage’s financial condition, earnings and other factors.

Independent Directors

         In addition to benefits of the REIT conversion outlined above and in the proxy statement/prospectus, following the REIT conversion, the management of Owens Realty Mortgage is expected to be overseen by a Board of Directors that includes three qualified independent directors.  This group of independent directors, along with two other directors of Owens Realty Mortgage, is expected to oversee the performance of Owens Financial Group in its new capacity as manager of Owens Realty Mortgage and is expected to act to ensure that actions taken by Owens Financial Group as manager of Owens Realty Mortgage are in the best interests of Owens Realty Mortgage and its stockholders.  All directors of Owens Realty Mortgage, including the aforementioned independent directors, will be elected annually by you as the stockholders of Owens Realty Mortgage and will have statutory duties to operate Owens Realty Mortgage in good faith, in the best interests of the Company and with due care.

Communications from Other Limited Partners

We understand that certain Limited Partners may be reaching out to you via telephone or email and holding themselves out as a “committee of the Limited Partners.”  Such a group has received no authorization from Owens Mortgage Investment Fund or the General Partner to represent us or the Limited Partners and the statements of such Limited Partners should not be taken as statements of Owens Mortgage Investment Fund, the General Partner or Owens Realty Mortgage.  In addition, we can provide no assurance that any information provided by this group is accurate or complete.  We encourage you to review the proxy statement/prospectus and other documents provided by us.  If you have any questions regarding the REIT conversion please contact our proxy solicitor at:

Georgeson Inc.
199 Water Street, 26th Floor
New York, NY 10038
Toll Free Number: 866-821-0284

Conclusion

         Owens Financial Group has been in the commercial lending business since 1951 and its management team has over 100 years of collective lending experience.  We believe in the strength of Owens Mortgage Investment Fund’s business and that significant opportunities exist to leverage our unique knowledge, experience and reputation.  After carefully evaluating our options, we believe that the REIT conversion is in the best interests of Owens Mortgage Investment Fund and you, as its Limited Partners.  We believe the REIT conversion provides the best opportunity to continue the existing business operations in a profitable manner, as well as providing Limited Partners with the opportunity for increased liquidity and continued participation in future growth.  We appreciate your consideration of the REIT conversion and encourage you to submit your proxy “FOR” the matters presented in the proxy statement/prospectus.

Sincerely,

William C. Owens
Chairman, President and Chief Executive Officer
Owens Financial Group, Inc., the sole general partner of Owens Mortgage Investment Fund, a California Limited Partnership

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This communication may contain statements that constitute forward-looking statements, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Owens Mortgage Investment Fund or Owens Realty Mortgage, Inc. to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements.  In some cases you can identify forward-looking statements by terms such as “anticipate,” “project,” “may,” “intend,” “might,” “will,” “could,” “would,” “expect,” “believe,” “estimate,” “potential,” by the negative of these terms and by similar expressions. These forward-looking statements reflect Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties, many of which are beyond their ability to control or predict. You should not put undue reliance on any forward-looking statements. These forward-looking statements present Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s estimates and assumptions only as of the date of this communication. Important factors that could cause actual results to differ materially and adversely from those expressed or implied by the forward-looking statements are listed in the proxy statement/prospectus.  The list of factors contained in the proxy statement/prospectus that may affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Therefore, all forward-looking statements should be evaluated with the understanding of their inherent risk and uncertainty. Except for Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s ongoing obligations to disclose material information as required by U.S. federal securities laws, neither company intends to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this communication.

ADDITIONAL INFORMATION AND CAUTIONARY STATEMENT

This communication may be deemed to be solicitation material in respect of the proposed merger between Owens Realty Mortgage, Inc. and Owens Mortgage Investment Fund.  In connection with the proposed merger, Owens Realty Mortgage, Inc. has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement of Owens Mortgage Investment Fund and a prospectus of Owens Realty Mortgage, Inc. with respect to the proposed merger. The registration statement has been declared effective with the SEC. Notice of a special meeting and a definitive proxy statement/prospectus was mailed on or about February 14, 2013 to limited partners of Owens Mortgage Investment Fund who held limited partner units of Owens Mortgage Investment Fund as of January 28, 2013. LIMITED PARTNERS OF OWENS MORTGAGE INVESTMENT FUND ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain documents free of charge at the website maintained by the SEC at www.sec.gov or by calling our proxy solicitor, Georgeson Inc., at 1-866-821-0284. You may also read and copy any document filed with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.
LIMITED PARTNERS OF OWENS MORTGAGE INVESTMENT FUND SHOULD READ THE FORM S-4 AND PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.